                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

March 3, 2011

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Convertible Securities Fund; File No. 33-4424

Dear Mr. Thompson,

The following responds to your comments of March 2, 2011 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 44 that was filed on January 14, 2011 pursuant to Rule 485(a).  The following comments apply to the Vanguard Convertible Securities Fund.

Comment 1:   Primary Investment Strategies

Comment:       The Fund’s primary investment strategies states that convertible securities include debt securities with warrants.  Please explain why such securities are considered to be convertible securities.

Response:        The Fund considers debt securities with warrants which permit their owners to buy a specific amount of stock at a predetermined price to be convertible securities.  This clarification is set forth on page 7 of the prospectus under the heading “Market Exposure.”  A bond with a warrant that can be used to purchase the common stock is essentially a synthetic convertible. Some companies will also issue a bond with a common share attached when their equity has little value. The behavior of that combined investment is very similar to that of a traditional convertible bond.

Comment 2:   Primary Risks

Comment:       Consider adding a statement to the discussion of Credit Risk to indicate that the Fund has a higher degree of credit risk than funds that invest in higher-grade securities.

Response:        We will add a sentence to the Credit Risk bullet point in response to the comment.

Brion Thompson, Esq.

March 3, 2011

Comment 3:   Bar Chart and Average Annual Total Returns Table

Comment:       Provide a completed bar chart and average annual total return table.

Response:        Attached to this letter as Exhibit A, please find the completed bar chart and average annual total return table.

Comment 4:   Statement of Additional Information – Fundamental Policies

Comment:       The Fund has a fundamental investment objective which the SAI states may not be materially changed without a shareholder vote.  Who would make the determination as to whether a change is material or immaterial, and provide an example of each.

Response:        Vanguard’s Legal Department would make a determination as to whether a change to a Fund’s investment objective is material or immaterial, much the same as how the Legal Department determines whether a change to a fund is material for the purposes of making a 485(a) filing versus a 485(b) filing.

An example of an immaterial change to a fundamental objective would be a non-substantive edit, such as removing the hyphen from long-term. An example of a material change would be a substantive edit, such as changing the objective from “The Fund seeks to provide current income and long-term capital appreciation” to “The Fund seeks to provide current income.”

Comment 5:   Statement of Additional Information – Trustee Compensation Table

Comment:       Pursuant to Item 17(c)(1) Instruction 6, the table should include the number of funds overseen by each trustee.

Response:        We disclose the number of funds overseen by each trustee in the Officers and Trustees section of the SAI from page B-23 through page B-26.  However, we will edit the trustee compensation table so it, too, discloses the number of funds overseen by each trustee.

Comment 6:   Summary Prospectus – Legend on Front Cover

Comment:       Provide a copy of the legend that will appear on the front cover of the Fund’s summary prospectus.

Response:        The legend on the cover of the Fund’s summary prospectus will read as follows, “The Fund’s statutory prospectus and Statement of Additional Information dated March 23, 2011, are incorporated into and made part of this Summary Prospectus by reference.”

Brion Thompson, Esq.

March 3, 2011

Comment 7:   Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel

Brion Thompson, Esq.

March 3, 2011

Exhibit A